Announcement
PERTH, AUSTRALIA Orbital Corporation Limited today reports results for the six months ended 31 December 2004.

In commenting on the results Orbitals Chief Executive Officer,
Peter Cook, said the results were consistent with Orbitals previous guidance to the market.

Key Features

Key features of Orbitals performance in the period were

total revenue down 46 per cent to 5.4 million dollars

net loss after tax of 1.5 million dollars compared to a profit of 2.1 million dollars for the same period last year the continued rise in the profitability of Synerject, Orbitals joint venture with Siemens VDO the announcement of start of production of OCP based products in both India and Taiwan, scheduled for calendar 2005

Given our recent track record of steadily improving results each half year, these results are disappointing, but we expect to achieve our 3 year plan Mr Cook said. We remain on track to return to profitability in the June half.

Mr Cook said there had been timing issues with new powertrain engineering orders during the first half and the year on year licence difference was to be expected given the success in India with Bajaj and UCAL in the last year.

Synerject, our joint venture with SiemensVDO, returned a creditable performance in the first half, recognising the strengthening Australian dollar, with our share of joint venture profits up 4 per cent on the previous corresponding half year, he said.

The measures we have implemented over the last three years have positioned Orbital to benefit from the changes precipitated by the introduction of the Kyoto Protocol and the inevitable move towards lower emissions and improved fuel consumption standards globally.

Our focus on Asia Pacific has created an encouraging forward pipeline.

FINANCIAL SUMMARY

The headline financial results for Orbital for the six months ended 31 December 2004 are shown below.

Six months ended 31 December 2004
Revenue m dollars	5.4
Net profit loss m dollars -1.5
EPS cents -0.4


Six months ended 31 December 2003
Revenue m dollars	9.9
Net profit loss m dollars	2.1
EPS cents	0.5

Total revenue for the half year ended 31 December 2004 fell 46 per cent to 5.4 million dollars, primarily due to the timing of engineering services revenue from new powertrain engineering orders, the reduction of 1.0 million dollars of non recurring revenue in F2004, including ACIS credits and foreign exchange movements, as well as reduced licence income.

Total expenses fell 9 per cent to 7.9 million dollars due to lower employee expenses, reduced depreciation and lower engineering contractor costs associated with the reduced level of engineering services work during the half year.
The expenses, which include a doubling of R and D expenditure, recognise the need for resources to deliver the forward engineering workload and licences and royalties inherent in our 3 year plan.

Orbitals reported share of Synerjects profit rose 4 per cent to
0.9 million dollars for the half year, despite the strengthening
Australian dollar.

Orbital continues to have a strong balance sheet, with a cash balance of 9.2 million dollars, despite cash outflows from operating activities of 2.5 million dollars for the half year ended 31 December 2004.

Detailed comments on Orbitals three revenue streams are as follows

Powertrain Engineering Services

Orbitals Powertrain Engineering Services PES provides professional powertrain engineering consultancy services to engine manufacturers, OEMs and their suppliers, and governments in the Asia Pacific region, Europe and the USA.

During the half, PES continued its program of building its reputation outside its traditional OCP base and cementing its relationships with major customers. The importance of PES is that it creates a third revenue and profit stream for the company and allows Orbital to work closely with OEMs on their advanced powertrain applications and developments and remain at the cutting edge of innovation. Indirectly, it can create licence opportunities for OCP.

Engineering Services revenue fell 40 per cent to 3.7 million dollars for the half year ended 31 December 2004, mainly due to timing delays in powertrain engineering orders.
However, a focus on Asia Pacific has created an encouraging forward pipeline.

At 31 December 2004, PESs forward order book stood at 4.9 million dollars.

In the second half, PESs priorities will continue to focus on Asia Pacific with a further building of its reputation in the regions automotive markets.

Royalties and Licences

Orbital licences its patented direct injection technology OCP to OEMs and suppliers. Royalties and licence fees are derived from a wide range of customers in the marine, motorscooter, personal watercraft and autorickshaw sectors.

Licensing and royalty revenue declined 53 per cent from the previous corresponding period to 0.9 million dollars for the half year. Significant licence income, from India and Japan, was earned in the previous corresponding period, although associated royalties will not begin to flow from these licences until later in calendar 2005. Also contributing to the decline has been the reduced royalties from the European scooter market where industry consolidation and regulatory change have induced consumer uncertainty.

Opportunities continue to exist for wider application of OCP in several niche markets and discussions are under way with a number of potential licensees. These opportunities have been actively supported by an increase in R and D expenditure.

The recently announced licence to Bajaj for the application of OCP to their autorickshaws, which are planned to commence production in December 2005, represents a significant future royalty stream. The continued penetration of Mercurys Optimax range of outboards should also provide significant royalty growth.

Synerject

Synerject, Orbitals 50 per cent owned joint venture with Siemens VDO Automotive Corporation, operates from facilities in both USA and Europe, manufacturing air fuel injectors, fuel rail assemblies and related components. Synerject specialises in electronic fuel systems in the non automotive market, where it is able to deliver the low volume, unique specification components required for these applications.

Synerject has an annual turnover in excess of US40 million dollars, generates significant cash flow from operations and neither its revenue or cash flows are consolidated into Orbitals financial statements. However, Orbitals accounts reflect its 50 per cent share of Synerjects profit.

Orbitals share of Synerjects profit rose 4 per cent to 0.9 million dollars for the half year, despite the stronger Australian dollar. In constant dollar terms, Synerjects profits improved 10 per cent.

Synerjects performance was due to improved overhead efficiency, product mix and reduced interest expense.


Outlook

The actions taken by Orbital over the last three years including diversification of engineering services and targeted R and D have positioned its businesses well for the future. The Kyoto Protocol and moves towards tougher emissions standards world wide are expected to be beneficial to all of Orbitals businesses over time.

Orbital continues to seek opportunities to create value for shareholders through further licence agreements, powertrain engineering growth particularly in Asia Pacific and selective acquisitions of businesses that meet specific financial criteria and complement Orbitals existing business.

The Board of Orbital expects a return to profitability in the second half. This expectation is based on current strong powertrain engineering interest and volume increases from new or recent product releases from Kymco, Aprilia and Mercury Marine. In addition,
Synerjects results should benefit from the seasonal influences that typically deliver better results in the second half.

Forward Looking Statements

This release includes forward looking statements that involve risks and uncertainties. These forward looking statements are based upon managements expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Companys Form 20F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward looking statements made in this release to reflect events or circumstances after the date of this release.




ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668